1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
December 12, 2024	www.integraresources.com

INTEGRA PROVIDES OVERVIEW OF 2024 DRILL PROGRAM AT WILDCAT DEPOSIT IN NEVADA

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to provide results from the infill, geotechnical-metallurgical, and exploration drill program at the Wildcat Deposit ("Wildcat" or the "Deposit") located in Nevada, USA. The 2024 drill program consisted of 10 holes, totaling ~1,940 meters ("m"). The drill program was designed to gather data from the heap-leachable material within the existing mineral resource, to test the potential blind high-grade breccia targets which are believed to be the feeder source of gold ("Au") mineralization at Wildcat, and to demonstrate the continuity of mineralization.

The drill program significantly improved the team's geological, geotechnical, and metallurgical understanding of the Deposit. The infill and geo-metallurgical holes intersected mineralization and provided excellent data to support a future feasibility study. The drill program also helped to advance permitting efforts at Wildcat and provided valuable insight for future exploration programs. The exploration holes drilled, located ~200m to ~800m outside the main resource area, provide a solid indication of the presence of a potential feeder breccia pipe hidden below post-mineralization basalts. The encouraging geological interpretations from the exploration holes will guide further drilling campaigns aimed at defining the breccia pipe's geometry and potential high-grade zones.

Integra released a Preliminary Economic Assessment ("PEA") for the Nevada North Project (comprised of the Wildcat and Mountain View Deposits) in June 2023 which demonstrated the potential for a low-cost, high margin, heap leach operation with robust economics.

The Company will host a webinar on Thursday, December 12, 2024 at 8:00am PST/11:00am EST featuring a presentation from Integra's President, CEO and Director, Jason Kosec. A recording of the webinar will be available on Integra's corporate website. Attendees can register for the webinar using the following link: https://us02web.zoom.us/webinar/register/WN_0-jX_OGnTAOHtmHnHCDFIA#/registration

Highlights

  A total of 3 infill and geo-metallurgical focused holes were drilled as part of the program. Drilling intercepted significant oxide mineralized material, confirming the excellent grade continuity at Wildcat. Drill intercepts within the 2023 PEA pit shell:
    WCCD-0017 returned an intercept of 0.52 grams per tonne ("g/t") oxide Au over 62.5m.
    WCCD-0018 returned an intercept of 0.38 g/t oxide Au over 64.6m.
    WCCD-0019 returned an intercept of 0.27 g/t oxide Au over 147.5m.

  Piezometers were installed in the drill holes to gather important data on the water table elevation at Wildcat. Demonstrating the absence of a pit lake is expected to support a simplified future permitting process.
  A total of 7 highly prospective exploration holes were drilled materially outside the 2023 PEA pit shell and primary mineral resource area:
    Breccia Pipe: 4 holes (totaling ~1,230m) were targeting the high-grade breccia pipe interpreted from geophysics and perceived to be located below post-mineralization basalts (step-out drilling from ~200m to ~800m north of Main Hill area). Although no significant high-grade interval was intercepted, WCCD-0016 returned 0.25 g/t non-oxide Au over 213.8m with pervasive alteration, hydrothermal brecciation, and visible Quartz veins (1-20 centimeters ("cm")). WCCD-0015 intersected lake sediments beneath post-mineralization basalts, potentially indicating that the hole is within the targeted diatreme. This was followed by an intercept of 0.22 g/t non-oxide Au over 12.2m and ended within post-mineralization felsic dykes. These dykes are believed to exploit pre-existing structures that have the potential to carry high-grade gold mineralization.
    Rhyolite Ridge: 3 holes (totaling ~310m) were drilled to test grade extensions ~300m east of the 2023 PEA pit. The drilling encountered a thick layer of oxidized brecciated tuff mineralization. While intercepts returned low grades, drilling confirmed the presence of mineralization well outside the PEA main pit, highlighting Wildcat's significant growth potential and the potential to push the pit further to the east.
  Wildcat currently hosts a mineral resource of 746,297 ounces ("oz") Au and 6,437,869 oz of silver ("Ag") or 829,152 oz of gold equivalent ("AuEq") in the Measured and Indicated Category ("M&I") (59,872,806 tonnes at 0.39 g/t Au and 3.34 g/t Ag) and 209,662 oz Au and 1,980,129 oz Ag or 235,146 oz AuEq in the Inferred Category ("Inf.") (22,455,848 tonnes at 0.29 g/t Au and 2.74 g/t Ag).
    The 2023 Nevada North Project (Wildcat and Mountain View deposits) PEA demonstrated strong project economics including an after-tax Net Present Value ("NPV")5% of US$310 million and a 37% after-tax Internal Rate of Return ("IRR") using base case metal prices of US$1,700/oz Au and US$21.50/oz Ag.1
    Using more recent metal prices of US$2,000/oz Au and US$23.00/oz Ag, the Nevada North Project delivers an after-tax NPV5% of US$490 million and a ~54% after-tax IRR.1

(1) Refer to the NI 43-101 technical report titled: "Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA", dated June 28, 2023 with an effective date of July 30, 2023 available under Integra Resources' SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

Jason Kosec, President, CEO and Director of Integra commented: "The 2024 drill program at Wildcat was a technical success on many levels. Overall, we greatly increased our confidence in the existing mineral resource and confirmed the growth potential of the Wildcat Deposit. The geological observations from the exploration holes, particularly the extensive alteration and mineralization intersected beneath post-mineral basalt cover, are extremely encouraging and suggest that our drilling is nearing the potential breccia pipe system. Wildcat remains one of the most prospective deposits within Integra's portfolio and its proximity to our recently acquired Florida Canyon Mine offers potential for significant development and operational synergies."

Key Figures

Figure 1 - Wildcat Deposit 2024 Drilling Locations:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2024/12/Figure-1-WC-NR-Plan-Figure-2024-12-11.pdf

Figure 2 - Wildcat Deposit Schematic Long Section:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2024/12/Figure-2-WC-NR-Schematic-Long-Section-2024-12-11-2.pdf

Figure 3 - Wildcat Deposit WCCD-0017 Cross Section Looking East:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2024/12/Figure-3-WC-NR-WCCD-0017-Cross-Section-2024-12-11.pdf

Geological Observations

The 2024 drill program at Wildcat had three primary objectives: (1) confirming grade, oxidation continuity, and collecting metallurgical and geotechnical data within the PEA pit, (2) testing conceptual but high-potential exploration targets, including a prospective breccia pipe to the north, and (3) extending oxide mineralization in the Rhyolite Ridge area (see Figures 1 and 2).

The 2024 drill program successfully validated and enhanced confidence in the existing mineral resource model outlined in the 2023 PEA. Geotechnical-metallurgical drill holes (WCCD-0017, WCCD-0018, and WCCD-0019) were completed within the PEA pit shell, intersecting the expected oxidized tuffaceous breccias and granodiorite units. These holes confirmed the continuity of oxidation and grade within the PEA pit, providing representative material for ongoing metallurgical and geotechnical investigations. Notably, the installation of piezometers in these holes has yielded critical data on water table levels, which will support future hydrogeological studies and permitting efforts by evaluating the potential for pit lake formation. An absence of a pit lake would positively impact permitting timelines and reduce development risk. The geotechnical and metallurgical samples collected during the program will support a future feasibility study and advance the Deposit's progress toward mine development. Assay results from these holes include intercepts of oxide gold mineralization, such as WCCD-0017 returning 0.52 g/t oxide Au over 62.5m (see Figure 3), and WCCD-0019 intersecting 0.27 g/t oxide Au over 147.5m, reinforcing resource continuity. The mineralization observed in these holes exhibits a favorable degree of oxidation, low clay content, minimal fracturing, and strong geotechnical characteristics, all of which are positive indicators for future project development.

The exploration-focused component of the 2024 program was aimed to investigate the high-grade Breccia Pipe targets in the northern area of the Deposit and to evaluate the geologic potential of Rhyolite Ridge. The breccia target is expected to be one of the main magmatic-hydrothermal centers at Wildcat, feeding into the known outcropping sub-horizontal breccia and volcanic rocks of the current known resource area. While no significant high-grade intervals were intersected in the breccia pipe area, the new drill data strongly suggest that the proposed blind breccia pipe, probably the main feed zone at Wildcat, exists below post-mineral basalts (see Figure 2). Breccia pipes are often extensive, with multiple pulses of brecciation and mineralization, developing high-grade mineral zones within high permeability areas. Hole WCCD-0015 located ~300m north of WCCD-0018, intersected lake sediments - a significant geological marker frequently associated with the tops of breccia pipes. However, this hole terminated in a post-mineral barren rhyolitic dyke. The presence of a post-mineral felsic dyke intersected in this area is highly encouraging, as such dykes likely exploit the same structures used by mineralizing fluids. This supports the hypothesis that high-grade mineralization could occur along the margins of these dykes or within the broader diatreme structure. Drill hole WCCD-0016 intersected a broad interval of 0.25 g/t non-oxide Au over 213.8m within altered and veined tuffaceous rocks. This interval exhibited pervasive clay and silicification alteration, hydrothermal breccias, and quartz veins (1-20cm thick), indicative of proximity to a productive hydrothermal structure. All data suggests further drilling is necessary to delineate the breccia pipe geometry and test for high-grade mineralization.

At Rhyolite Ridge, drilling confirmed the continuity of the brecciated tuff, the primary mineralization host at Wildcat, with oxidation and mineralization observed across multiple holes. While grades were marginal (just above cutoff), such as 0.14 g/t oxide Au over 70.9m in WCCD-0021, the results affirm the breccia tuff's persistence and its potential to host mineralization. These findings suggest that further work in this area could delineate zones of higher grade and potential extend the PEA pit further to the east.  Extension drill holes outside the PEA pit have provided valuable insights into the deposit's potential. Notably, WCCD-0020, drilled approximately 300 meters east of the PEA pit, intersected significant zones of oxidized rhyolitic tuffs. Evidence of hydrothermal fluid activity suggests the presence of additional mineralization beyond the main pit area. Assay results from WCCD-0020 returned 0.14 g/t oxide Au over 48.8 meters, highlighting the need to target underlying feeder structures beneath the rhyolitic tuffs as key controls for high-grade zones. These findings underscore the importance of ongoing exploration to refine the geological model and identify zones of higher-grade mineralization.

In summary, the 2024 exploration results provided critical geological markers that reinforce the working hypothesis of a breccia pipe system north of the main Wildcat pit and confirm the continuity of the breccia tuff host rock at Rhyolite Ridge. Additional drilling will focus on further testing these targets, particularly deeper into the breccia pipe structure, as part of the long-term strategy to unlock value at Wildcat. These findings highlight the geological potential of the Deposit and its strategic importance as a key asset within Integra's Nevada portfolio, especially given its proximity to the recently acquired Florida Canyon Mine.

Detailed Drill Results

The following table highlights selected intercepts from the 2024 Wildcat Deposit drill program announced today1,2,3,4,5.

Drill Hole	Location	Oxidation State	From (m)	To (m)	Interval (m)	Au (g/t)
WCCD-0013	Breccia Pipe	non-oxide	132.3	146.0	13.7	0.29
WCCD-0014	Breccia Pipe	oxide	-	5.2	5.2	0.21
WCCD-0015	Breccia Pipe	non-oxide	149.1	161.2	12.2	0.22
WCCD-0016	Breccia Pipe	oxide	56.1	62.4	6.3	0.17
WCCD-0016	Breccia Pipe	non-oxide	99.8	313.6	213.8	0.25
including	Breccia Pipe	non-oxide	163.4	164.3	0.9	3.19
WCCD-0017	PEA Pit Shell	oxide	-	14.0	14.0	0.13
WCCD-0017	PEA Pit Shell	oxide	32.9	95.4	62.5	0.52
WCCD-0017	PEA Pit Shell	non-oxide	95.4	136.6	41.2	0.97
including	PEA Pit Shell	non-oxide	103.3	104.6	1.2	6.65
including	PEA Pit Shell	non-oxide	109.1	110.6	1.5	7.13
WCCD-0018	PEA Pit Shell	oxide	36.0	100.6	64.6	0.38
including	PEA Pit Shell	oxide	58.8	59.4	0.6	3.16
including	PEA Pit Shell	oxide	64.3	65.2	0.9	5.02
WCCD-0019	PEA Pit Shell	oxide	-	147.5	147.5	0.27
WCCD-0020	Rhyolite Ridge	oxide	15.9	64.6	48.8	0.14
WCCD-0021	Rhyolite Ridge	oxide	5.2	76.1	70.9	0.14
WCCD-0022	Rhyolite Ridge	oxide	9.8	28.0	18.3	0.18
WCCD-0022	Rhyolite Ridge	non-oxide	28.0	44.8	16.8	0.16

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) An economical cut-off of 0.1 g/t was considered during the intersects creation.

(4) Certain intervals were not sampled because they were utilized for alternative purposes requiring intact core (i.e. - geotechnical analysis, additional metallurgical tests). These unsampled intervals (~1% of the total program footage) have been replaced by 'zero grade' for the purposes of this news release.

(5) Refer to plan view for location names.

Wildcat Deposit Overview

Wildcat is located within the Farrell mining district in Nevada, 56 km north of the town of Lovelock within Pershing County. The property can be accessed year-round by roads from Lovelock via State Route 399 and Seven Troughs Road. The 17,612-acre land package consists of 916 unpatented claims and 4 patented claims. The claims are located on publicly-owned lands administered by the U.S. Bureau of Land Management.  Mineralization at Wildcat is genetically related to a mid-Miocene rhyolite dome complex developed during the extensional dominated tectonic environment of the Nevada Rift. The bulk-tonnage gold mineralization is hosted in tuff breccia that is considered to be the erosional remnant of a subaerial apron to a phreatomagmatic diatreme vent. The tuff breccia-hosted gold mineralization was fed from low-sulphidation veins in the underlying Mesozoic granodiorite basement. Additional bulk-tonnage gold mineralization associated with tuff breccia may be present elsewhere within the district, particularly beneath a post-mineral mafic volcanic cover sequence and within the interpreted main feeder diatreme. Low-sulphidation epithermal veins beneath the tuff breccia have the potential to host high-grade gold targets.  A technical report for the Nevada North Project, comprised of the Wildcat and Mountain View deposits, is available under Integra's SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

Wildcat Mineral Resource Estimate

		Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq
Oxide	Indicated	59,872,806	0.39	746,297	3.34	6,437,869	0.43	829,152
	Inferred	22,455,848	0.29	209,662	2.74	1,980,129	0.33	235,146

(1) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(2) Refer to the NI 43-101 technical report titled: "Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA", dated June 28, 2023 with an effective date of July 30, 2023 available under Integra Resources' SEDAR+ profile at www.sedarplus.com  and EDGAR profile at www.sec.gov.

(3) The estimate is reported for open-pit mining scenario and with reasonable assumptions.

(4) The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs vary from US$1.5/t to US$2.4/t (depending on material type and project location), processing cost of US$3.1/t and US$3.7/t, G&A costs of US$0.4/t to US$0.5/t, and metallurgical gold recoveries varying from 30% to 86%. Gold equivalent in the Resource Estimate is calculated by g/t Au + (g/t Ag ÷ 77.7).

(5) Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

(6) The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption ("AA") finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut, Ph.D (P.Geo), Integra's Vice President, Geology and Mining. Mr. Dutaut is a "qualified person" as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 28, 2024 for the fiscal year ended December 31, 2023 and Florida Canyon Gold Inc.'s listing application on TSX Venture Exchange Form 2B, each of which are available on the respective SEDAR+ issuer profiles for the Company and Florida Canyon Gold Inc. available at www.sedarplus.ca.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release